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                             May 2, 2024

       Erin Brewer
       Chief Financial Officer
       Lyft, Inc.
       185 Berry Street, Suite 400
       San Francisco, California 94107

                                                        Re: Lyft, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-38846

       Dear Erin Brewer:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Cash Flows
       Operating Activities, page 70

   1. Please provide a comparative analysis of material changes of cash used in operating activities from period
to period pursuant to Item 303(b). In doing so, explain the
                                                        underlying reasons and
implications of the changes, including changes in working capital components, to provide
investors with an understanding of trends and variability. Ensure your discussion and
analysis is not merely a recitation of changes evident from the statement of cash
flows. Refer to the introductory paragraph of section IV.B and all of section B.1 of Release
No. 33-8350 for guidance regarding the content of the analysis.
   2. You disclose cash used in operating activities for each period presented. Please discuss the operational reasons
for the cash used and how you intend to meet your cash
                                                        requirements and
maintain operations under this condition. Refer to Release No. 33-
                                                        8350.
 Erin Brewer
FirstName
Lyft, Inc. LastNameErin Brewer
Comapany
May  2, 2024NameLyft, Inc.
May 2,
Page  2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services